Exhibit 3.117

STATE of DELAWARE LIMITED LIABILITY COMPANY CERTIFICATE of FORMATION

First: The name of the limited liability company is BHS Integrated Physician Partners, LLC

Second: The address of its registered office in the State of Delaware is
160 Greentree Drive, Suite 101 in the City of Dover, DE 19904 County of Kent. The name of its Registered agent at such address is National Registered Agents, Inc.
Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is                               .”

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of

BHS Integrated Physician Partners, LLC this 20th    day of February     , 2012.

BY: /s/ Deborah W. Larios
Authorized Person(s)

NAME: Deborah W. Larios, Vice President
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